Exhibit 99.4
February 22, 2011
Mr. Hal Chappelle
President and Chief Executive Officer
Alta Mesa Holdings, LP
15415 Katy Freeway, Suite 800
Houston, TX 77094

Re:	Alta Mesa Holdings, LP Brayton, Eagle Ford, & Marcellus Properties Estimate of Reserves and Revenues “As of” December 31, 2010
Dear Mr. Chappelle:
At your request, W. D. Von Gonten & Co. has estimated the future reserves and projected net revenues for certain property interests owned by Alta Mesa Holdings, LP (Alta Mesa). These properties include the former Brayton property set, the Eagle Ford property set operated by Murphy Exploration & Production Company (Murphy), and the Appalachian property set operated by Diversified Resources, Inc. (Diversified Resources), “as of” December 31, 2010. This report was prepared utilizing year-end constant pricing and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC). The subject properties are located in Jackson, Karnes, Victoria, and Wharton Counties, Texas and Calcasieu Parish, Louisiana and Harrison and Upshur Counties, West Virginia.
Our conclusions, as of December 31, 2010, are as follows:

	Proved - Net to Alta Mesa Holdings, LP
	Proved Developed			Proved	Total
SEC Case	Producing	Non-Producing	Behind Pipe	Undeveloped	Proved
Reserve Estimates
Oil/Cond.,Mbbl	153.9	113.9	0.0	227.7	495.6
Gas, MMcf	410.8	102.5	533.3	204.9	1,251.5
Gas Equivalent, MMcfe	1,334.5	786.0	533.3	1,571.2	4,225.0

Revenues
Oil, $ (87.3) %	11,905,016	8,820,741	0	17,631,535	38,357,297
Gas, $ (12.7) %	2,148,766	433,279	2,128,206	866,070	5,576,320
Total, $	14,053,781	9,254,020	2,128,206	18,497,604	43,933,621

Expenditures
Ad Valorem Tax, $	374,408	264,473	39,372	528,648	1,206,901
Severance Tax, $	706,209	438,250	159,615	876,006	2,180,080
Direct Operating Expense, $	1,491,073	450,560	438,845	845,760	3,226,238
Variable, $	57,506	26,938	0	52,336	136,779
Total, $	2,629,196	1,180,221	637,832	2,302,750	6,749,999

Investments
Abandonment, $	102,658	25,200	0	46,800	174,658
Other, $	0	3,077,500	156,427	7,947,619	11,181,547
Total, $	102,658	3,102,700	156,427	7,994,419	11,356,205

Estimated Future Net Revenues(FNR)
Undiscounted FNR, $	11,321,930	4,971,100	1,333,946	8,200,437	25,827,408
FNR Disc. @ 10%, $	8,166,680	2,652,660	895,884	3,596,708	15,311,931

Allocation Percentage by Classification
FNR Disc. @ 10%	53.3%	17.3%	5.9%	23.5%	100.0%

*	Due to computer rounding, numbers in the above table may not sum exactly.

Report Preparation
Purpose of Report — The purpose of this report, prepared on February 22, 2011, is to provide Alta Mesa with an estimate of future reserves and revenues attributable to certain interests owned by Alta Mesa in the three property sets.
Scope of Work — W. D. Von Gonten & Co. was engaged by Alta Mesa to update the production histories, revise any appropriate reserve projections, and estimate the remaining reserves and future production forecasts associated with the properties included in this report.
Reporting Requirements — Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case. Reporting probable and possible reserves is optional. Probable and Possible reserves must be reported separately from Proved reserves.
The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report. In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources. In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.
The estimated Proved reserves herein have been prepared in conformance with all SEC, SPE, WPC, AAPG and SPEE definitions and requirements.
Projections — The attached reserve and revenue projections are on a calendar year basis with the first time period being January 1, 2011 through December 31, 2011.
Property Discussion
Brayton Property Set — The Brayton property set consist of 15 wells found in the Calcasieu Parish, Louisiana and Jackson, Victoria, and Wharton Counties, Texas. There is oil and gas production from the Frio, Hackberry, Miocene and Yegua reservoirs. The current gross production rates as of December 31, 2010 are approximately 70 barrels of oil and 2,000 Mcf of gas per day.
Eagle Ford Property Set — Alta Mesa currently owns interests in four horizontal Eagle Ford shale wells in Karnes County, Texas. Murphy Exploration & Production Company (Murphy) operates the wells. As of December 31, 2010, the current gross production rates from the four wells are approximately 1,600 barrels of oil and 1,370 Mcf of gas per day. There are two wells in the Schendel lease that have been drilled but are currently awaiting completion. They are scheduled to come on production in the first quarter of 2011. In addition, there are six Proved Undeveloped (PUD) locations scheduled to be drilled through early 2012.
Appalachia Property Set — Alta Mesa currently owns interests in six vertical Marcellus shale wells in Harrison and Upshur Counties, West Virginia. The wells are operated by Diversified Resources. The current total gross production rate from the six wells is approximately 465 Mcf of gas per day as of December 31, 2010.
Alta Mesa Holdings, LP — February 22, 2011 — Page 2

Reserve Estimates
Producing Properties — Reserve estimates for the producing properties were based on decline curve analysis, volumetric calculations and/or analogy to nearby production. These estimates were further supported by Blasingame Type Curve Analysis and Dynamic Material Balance calculations where applicable.
Non-Producing Properties — The non-producing, behind pipe, and undeveloped reserves were necessarily estimated using volumetric calculations, and/or analogy to nearby production.
Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.
We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues herein.
Product Prices
The estimated revenues shown herein were based on product prices supplied by Alta Mesa. These prices are meant to represent SEC pricing at the end of 2010. SEC pricing is determined by averaging the first day of each month’s closing price for the previous calendar year using published benchmark oil and gas prices. This method renders a price of $79.43 per barrel of oil and $4.376 per MMBtu of gas.
Pricing differentials were applied to all properties on an individual property basis in order to reflect prices actually received at the wellhead. Pricing differentials are normally utilized to account for transportation charges, geographical differentials, quality adjustments, and any marketing bonus or deduction. The differentials utilized herein were determined from lease operating data provided by Alta Mesa covering a period of January 2010 through October 2010.
All pricing has been held constant throughout the life of the properties.
Operating and Capital Cost
Monthly operating expenses for the wells not operated by Murphy were derived from the average of the ten-month historical cost from January 1, 2010 — October 31, 2010, which were extracted from the profit and loss statements. Operating expenses associated with the Murphy-operated Eagle Ford wells were derived from our general knowledge of the area.
Capital costs necessary to perform workover and/or remedial operations were supplied by Alta Mesa for all properties.
Operating and capital costs were held flat for the life of the properties.
Other Considerations
Abandonment Costs — Cost estimates regarding future plugging and abandonment procedures associated with these properties were supplied by Alta Mesa for the purposes of this report. As we have not inspected the properties personally, W.D. Von Gonten & Co. expresses no warranties as to the accuracy or reasonableness of this assumption. A third party study would be necessary in order to accurately estimate all future abandonment liabilities.
Alta Mesa Holdings, LP — February 22, 2011 — Page 3

Additional Costs — Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item), or federal income tax.
Data Sources — Data furnished by Alta Mesa included basic well information, operating costs, ownership, pricing differentials, and production information on certain leases. The remaining production histories were taken from public sources, such as Dwight’s Energy data archives.
Context — We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis.
While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2010 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized December 31, 2010 pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.
We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report.
Thank you for the opportunity to assist Alta Mesa Holdings, LP with this project.

Respectfully submitted,
William D. Von Gonten, Jr., P.E. TX # 73244

Taylor D. Matthes

Jason P. Warren
Alta Mesa Holdings, LP — February 22, 2011 — Page 4